July 15, 2014

U.S. Securities and Exchange Commission	A.J. Ericksen TEL: 713.229.1393 FAX: 713.229.2793
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Attention: Anne Nguyen Parker

Legal Branch Chief

Re:	Transocean Partners LLC (the “Company”)
Registration Statement on Form S-1
File No. 333-196958

Dear Ms. Parker:

This letter relates to the Company’s Registration Statement on Form S-1, as amended through Amendment No. 1 filed on July 14, 2014. On behalf of the Company, we hereby provide the following proposed price range and unit number information to be included in the Company’s preliminary prospectus (the “Preliminary Prospectus”) relating to the Company’s proposed initial public offering (the “Offering”) for the Commission’s review. Such Preliminary Prospectus will state that the initial offering price to the public of the Company’s common units (the “Common Units”) is expected to be between $19.00 and $21.00 per Common Unit, based on 17,500,000 Common Units offered to the public in connection with the Offering and 41,379,310 Common Units expected to be outstanding upon completion of the Offering. As requested by the Commission, please find enclosed the relevant sections of the Registration Statement updated to reflect the price range and unit number information, all of which we expect to include in an amendment to the Registration Statement to be filed shortly.

To the extent that you have any questions regarding this letter, please do not hesitate to contact the undersigned at 713.229.1393 or Jonathan Bobinger of this office at 713.229.1352. Thank you for your attention to the matter.

Very truly yours, BAKER BOTTS L.L.P.

By:	/s/ Andrew J. Ericksen
Andrew J. Ericksen

Enclosure